David W. Freese

+1.215.963.5862

David.freese@morganlewis.com

June 19, 2020

FILED AS EDGAR CORRESPONDENCE

Jaea F. Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Form N-1A for Siren ETF Trust (File Nos. 333-235544 and 811-23502)

Dear Ms. Hahn:

On behalf of our client, Siren ETF Trust (the “Trust”), this letter responds to your comments on Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”), which you provided to me on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Amendment was filed with the SEC on April 16, 2020 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, regarding the registration of shares of the Siren Large Cap Blend Index ETF (the “Fund”), a series of the Trust.

Summaries of your comments and our responses thereto on behalf of the Trust are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Fund’s prospectus and/or statement of additional information included as part of the Registration Statement.

1.	Comment. The Staff reminds the Trust that the Trust and its management are responsible for the accuracy and adequacy of disclosure in the Trust’s Registration Statement, notwithstanding any review, comment, action or absence of action by the Staff.

Response. The Trust acknowledges that the Trust and its management are responsible for the accuracy and adequacy of disclosure in the Trust’s Registration Statement, notwithstanding any review, comment, action or absence of action by the Staff.

2.	Comment. Please identify the Index Provider in the “Principal Investment Strategies” section.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Jaea F. Hahn, Esq.

June 19, 2020

3.	Comment. Please discuss supplementally whether the Index Provider has experience developing indexes of the type that will be tracked by the Fund. Based on this experience, please consider whether a risk related to the experience of the Index Provider should be included in the “Principal Risks” section of the prospectus.

Response. The Trust believes that the Index Provider has the requisite experience in developing indexes of the type that will be tracked by the Fund. The Index consists of some of the most highly liquid equity securities issued by some of the largest capitalization issuers in the world. The Index Provider has developed other indexes consisting of very large capitalization equity securities for ETFs, including the Reality Shares DIVCON Leaders Dividend Index and the Reality Shares DIVCON Dividend Defender Index. The Trust has included additional disclosure in the “Index-Related Risk” factor in the “Principal Risks” section.

4.	Comment. Significant market events relating to the COVID-19 pandemic have occurred since the Amendment was filed. Please consider including related risks in the “Principal Risks” section of the prospectus.

Response. The requested change has been made.

In addition, the Trust notes that the Staff, in Comment 18 to the Trust’s initial Registration Statement filing, asked the Trust to supplementally identify the broad-based index against which the Fund’s performance will be measured. The Trust responded that the Fund’s performance would be compared against the performance of the S&P 500 Index in the letter responding to the Staff’s comments filed via EDGAR on April 16, 2020. During the time since this letter was filed, the Fund has determined to compare its performance against the Nasdaq-100 Index instead of the S&P 500 Index. The Trust notes this change here for the Staff’s information.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese
David W. Freese

cc:	Scott Freeze, President, Siren ETF Trust